Filed by FirstMerit Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: FirstMerit Corporation

Commission File No.: 001-11267

Date: March 17, 2016

The following updates to FirstMerit Corporation’s Employee Integration Portal internal website were made available to employees of FirstMerit Corporation on March 17, 2016.

Employee Communications | Huntington and FirstMerit	Page 1 of 2

Employee Communications

As information becomes available, we’ll update this page with the latest partnership employee communications.

Communication	Communication Date
March Update from Paul Greig	3/15/2016
Regulatory Filing – Employee Integration Update	3/10/2016
Benefits Update	2/8/2016
FirstMerit Employee Announcement	1/25/2016

Important Additional Information

In connection with the proposed transaction, Huntington has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Huntington and FirstMerit and a prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF HUNTINGTON AND FIRSTMERIT ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT

Employee Communications | Huntington and FirstMerit	Page 2 of 2

INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, can be obtained, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7109.

Participants in the Solicitation

Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March

10, 2016, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Coming Together in Partnership	Page 1 of 7

Coming Together In Partnership

Huntington	Customer	Employee	Submit a

Microsite	Communications	Communications	Question

Welcome to the integration page, a resource for answers to questions, updated communications and more as we work together with Huntington to create a stronger, market-leading regional bank.

As we move toward the closing of the transaction in 2016, systems integration in 2017 and beyond, you may have questions. Use the “Submit a Question” link to ask your questions and suggest topics for future communications. We will provide a response as soon as possible and answers will be posted on this page.

We will have more answers as we continue through the transaction process, updating this page with new information as we get it. Be sure to check out the FAQs below and the Latest Communication page for new information. Stay tuned.

Frequently Asked Questions (Updated: 3/16/16 1:30 pm est)

General                    ☑

Coming Together in Partnership	Page 2 of 7

General Questions

What is Huntington’s policy for business travel using a car? I’m a field rep that travels 4 states calling on businesses for the bank. Currently we use our personal cars and get $.40 a mile. Do Huntington reps get mileage, company car or rentals?

When traveling on company business, employees have the option of using either their personal vehicle or a rental car. Employees making a round trip in excess of 250 miles are strongly encouraged to choose a rental car.

Employees who use their personal vehicles for company business will be reimbursed at the current rate ($0.34 a mile as of March 15, 2015) for any mileage in excess of their normal commute from home. The mileage reimbursement rate is evaluated every quarter.

Is all of IT outsourced at Huntington or just certain components like the help desk?

The majority of systems and support functions within Huntington’s IT area, including the Help Desk, are not outsourced. The PC break-fix function is the only area outsourced to a third party.

During the all employee call and town hall, it was mentioned that joining forces would allow for increased investments in digital, mobile, and online channels. Would you be able to elaborate as to what that actually means so I can better understand how we will better serve the customer?

Making the most of technology to become a faster, stronger and better bank for customers, colleagues, shareholders and communities is a strategic priority for Huntington. This includes improving the customer experience through various channels, including mobile and online banking. We will be able to share more about how the technology strengths of the two companies will be leveraged after the transaction closing.

Coming Together in Partnership	Page 3 of 7

Can you give us some details on how the PrivateBank and Wealth Trust Departments are structured currently at Huntington? Do they have offices throughout the footprint of Huntington?

Private Bank is structured with management and bankers located across the Huntington footprint with offices in Indiana (Indianapolis), Michigan (Detroit and Grand Rapids), Ohio (Akron/Canton, Cincinnati, Cleveland, Columbus, Dayton, Toledo and Youngstown), Pennsylvania (Pittsburgh), West Virginia (Charleston and Morgantown) and Florida (Naples). These teams also have service colleagues supporting them within their markets to ensure a local touch to the customer.

Huntington Wealth & Investment Management (which includes Trust) is similarly structured with Management, Trust Officers, Portfolio Managers, Wealth Advisors and Support staff located in these like markets.

Is there any opportunity to participate in discussions about merging best practices between the 2 companies? If so, how?

As a combined company, we will certainly want to take advantage of the vast amount of experience and best practices that exist between our two institutions. Integration/conversion best practices and ideas can be sent to our Integration Planning team, which is led by Julie Tutkovics. Business as usual best practices within a specific functional area can be passed up to the respective functional area managers so they can be shared with Huntington counterparts through the integration planning team so further discussions can take place.

Will Mr. Greig continue to work with other local CEOs on the recent leadership initiative with the University of Akron?

Paul continues to be CEO of FirstMerit until the transaction closes. Until then, he will continue to work with local CEOs in the University of Akron leadership initiative. It is premature to speculate on plans following the transaction’s closing.

Coming Together in Partnership	Page 4 of 7

Did Paul Greig intend to retire this year or was this the result of the acquisition?

Paul’s retirement from his position as chairman, president and CEO of FirstMerit is a result of the Huntington partnership. He will continue to consult with Huntington through the integration and beyond in order to ensure the combined organization makes full use of its strength, scale and market share.

Why is this agreement with Huntington taking place?

At closing, Huntington and FirstMerit are coming together in partnership to better serve our customers and communities. This new partnership brings together two companies with more than 150 years of serving the banking needs of consumers and small and middle market businesses across the Midwest.

Huntington was attracted to FirstMerit because of the high quality of your management team and employees, your strong commitment to customer service and your consistent performance over many years.

This combination will be creating a regional bank with even stronger market share, an enhanced portfolio of industry leading products and services, more scalable infrastructure, added customer conveniences and a shared track record of award-winning customer service.

Is this an expense management initiative?

Although this transaction will create efficiencies for both companies, our success will hinge on growth. Together, we will be stronger. By leveraging our synergies and combining our resources, this transaction will strengthen our market share and better position us for the future.

Coming Together in Partnership	Page 5 of 7

What are the next steps of this partnership?

Completing this transaction will require regulatory approvals, and we anticipate completing this transaction later this year, subject to customary closing conditions. We expect to complete the full integration in 2017.

Over the next several months, both companies will form integration planning teams to work together to identify our collective strengths – products, technology, processes and distribution channels – that will be maximized through our partnership after closing. Together, we will develop a comprehensive transition plan, with the goal to have a seamless, positive experience for employees, customers and other stakeholders.

What should we tell our customers about this transaction?

It is important to remember that it is business as usual for both Huntington and FirstMerit. Both banks will continue to operate as each has in the past. During this time, Huntington recognizes that FirstMerit’s customers will have questions about their banking relationship and eventual transition to Huntington. Please assure customers for now, it is business as usual, and the two firms will remain separate until closing. At that time, our business lines are well-matched for a smooth transition and seamless integration further deepening customer relationships.

Although we will be transitioning to a larger organization, our partnership will focus on delivering the responsive, genuine and personal service that both FirstMerit and Huntington are known for. Together, we will continue to look out for our customers with trusted advice and industry-leading products and services designed to make banking more convenient and easier to manage.

FirstMerit’s long track record as a successful business banking, middle-market and commercial banking partner aligns with and enhances Huntington’s capabilities. Customers will have access to additional products and services in specialty banking businesses, mezzanine finance and enhanced financial tools to grow their business. Both FirstMerit and Huntington have strong private banking strategies that position us to provide a high level of personal service throughout our markets.

Coming Together in Partnership	Page 6 of 7

Both Huntington and FirstMerit have been acknowledged for superior service and customer-friendly products by third-party organizations including JD Power, Greenwich Associates and Money Magazine. Combined markets will benefit from even larger-scale Small Business Administration lending deployment leveraging Huntington’s leading regional and national rank as a top SBA partner.

Customer and community partners can learn more about Huntington by visiting a special “Coming Together in Partnership” website: https://www.Huntington.com/HuntingtonandFirstMerit.

What will our combined footprint be?

Our new combined footprint will be larger, including Ohio, Michigan, Wisconsin, Illinois, Pennsylvania, Indiana, West Virginia and Kentucky.

Although the Illinois and Wisconsin markets are new for Huntington’s retail branches, Huntington’s successful Auto Finance business has been operating in those markets for several years. In addition, Huntington maintains a small group of Commercial employees in greater Chicago.

Will Huntington be maintaining a strong presence in Akron?

Huntington is committed to being an active employer and corporate citizen in FirstMerit’s current headquarters town and region. Huntington plans to maintain an operational hub in Akron.

Does Huntington stock pay a quarterly dividend?

Yes. Huntington pays a quarterly dividend on its common stock. The dividend paid in January 2016 was $0.07 per share.

Coming Together in Partnership	Page 7 of 7

Important Additional Information

In connection with the proposed transaction, Huntington has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Huntington and FirstMerit and a prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF HUNTINGTON AND FIRSTMERIT ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, can be obtained, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7109.

Participants in the Solicitation

Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 10, 2016, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Coming Together in Partnership	Page 1 of 8

Coming Together In Partnership

Huntington	Customer	Employee	Submit a

Microsite	Communications	Communications	Question

Welcome to the integration page, a resource for answers to questions, updated communications and more as we work together with Huntington to create a stronger, market-leading regional bank.

As we move toward the closing of the transaction in 2016, systems integration in 2017 and beyond, you may have questions. Use the “Submit a Question” link to ask your questions and suggest topics for future communications. We will provide a response as soon as possible and answers will be posted on this page.

We will have more answers as we continue through the transaction process, updating this page with new information as we get it. Be sure to check out the FAQs below and the Latest Communication page for new information. Stay tuned.

Frequently Asked Questions (Updated: 3/16/16 1:30 pm est)

Employment - General            ☑

Coming Together in Partnership	Page 2 of 8

Employment - General Questions

If we previously worked for Huntington, will we keep our current employee numbers or will we get our Huntington numbers back?

All FirstMerit employees will be assigned a Huntington Employee Number and Novell ID. If a previous Huntington employee’s Novell ID began with HB, then they should retain that same employee number and Novell ID if rehired at Huntington. If an employee was employed long ago and their information is not in the HR systems, then he or she would be assigned a new Huntington Employee Number and new Novell ID.

Will the FirstMerit/Huntington merger affect the Merit increases if any for 2016 for employees?

Performance-based merit increases similar to last year will go forward for this year and will be effective May 1, 2016.

How will non-compete agreements be treated with the merger? If someone chooses to leave directly due to the merger, will their non-compete be released? If someone chooses to stay and ends up dissatisfied with Huntington, will they still be bound to the contract made with FirstMerit?

This question appears to be about non-solicit agreements and not non-compete agreements. Employees who have non-solicit agreements in effect are bound to those agreements, regardless of the merger action taking place, and the agreements do not allow employees to be released from their non-solicit obligation as a result of dissatisfaction with the employer, whether the employer be FirstMerit currently or Huntington as the successor.

How many employees will join Huntington from FirstMerit?

Huntington is currently in the process of evaluating the organizational structure that will be put in place once the partnership is complete.

Coming Together in Partnership	Page 3 of 8

While some duplicative work will be identified as the two companies work toward closing, we believe the combination of these two great companies will present employees with new opportunities. There will be new roles to contribute to a stronger, market-leading regional bank, enabling employees to further careers by expanding current responsibilities, skill development and increased leadership opportunities.

FirstMerit branch employees with satisfactory performance will be offered job opportunities within Huntington. All FirstMerit employees will have priority access to job opportunities at Huntington throughout all of FirstMerit and Huntington’s combined footprint. We will maintain operational hubs in Flint and Akron.

What are the next steps for FirstMerit employees?

We know that you may be concerned about what impact this transaction has on your job. We will keep you updated throughout the process to help you make informed decisions during this transition.

Again, FirstMerit branch employees with satisfactory performance will be offered job opportunities within Huntington. All FirstMerit employees will have priority access to job opportunities at Huntington throughout all of FirstMerit and Huntington’s combined footprint.

When will we have access to Huntington’s current job openings? Can we begin applying for positions now?

Because it is important that both companies continue to provide a seamless experience for customers throughout this partnership, FirstMerit employees must continue to operate as FirstMerit through closing and the systems conversion. We will continue to keep you updated as to when Huntington job opportunities will be available for FirstMerit employees to consider as we get closer to closing.

In addition, maintaining your current employment through closing will allow your seniority with FirstMerit to carry over to Huntington.

Coming Together in Partnership	Page 4 of 8

Between now and closing, Huntington will ask you for additional information about your background and experience so we can consider you for available Huntington positions. More information from Huntington’s Human Resources team will be coming at a later date with further details.

Will we be subject to Huntington’s pre-employment nicotine testing?

No. New employees who join Huntington as part of a merger or acquisition are not required to complete pre-employment nicotine testing. However, similar to FirstMerit’s health plan, non-tobacco users pay lower premiums under Huntington’s health plan. FirstMerit employees who enroll in Huntington’s health care plan will need to disclose their tobacco status in order to receive lower health care premiums.

I read on Huntington’s website that they are a smoke free environment: no nicotine, no patches, no gum & no vapors. So what does this mean for current FirstMerit employees who smoke?

New employees who join Huntington as part of a merger or acquisition are not required to complete pre-employment nicotine testing. However, similar to FirstMerit’s health plan, non-tobacco users pay lower premiums under Huntington’s health plan. FirstMerit employees who enroll in Huntington’s health care plan will need to disclose their non-tobacco status in order to receive lower health care premiums. In addition, Huntington’s practice is to provide a safe, healthy, comfortable and productive work environment that is tobacco-free.

Employees are not permitted to use tobacco (including, but not limited to, cigarettes, cigars, pipes, smokeless tobacco, chewing tobacco, snuff or snus, electronic cigarettes, or vapor cigarettes) in the following areas or during the following circumstances:

•	On Huntington-owned property, including parking lots and parking garages, with the exception of within your own personal vehicle

•	In any Huntington building

•	In Company-owned vehicles that are used for business purposes

•	At any Company-sponsored event at which an employee is representing Huntington

Coming Together in Partnership	Page 5 of 8

•	Huntington’s wellness program offers many free tools and resources, including tobacco cessation programs, for those individuals who use tobacco and are ready to quit.

If I once worked for Huntington, how will my prior service be taken into account?

If you worked for Huntington Bancshares Incorporated or one of its subsidiary or affiliate companies any time during the five-year period immediately preceding your new date of employment, then you will be given credit for those years when calculating your available Paid Time Off (PTO). Please note that the period between when you left Huntington and were rehired is not considered when calculating your available PTO. Previous employment with a company that has since merged with or been acquired by Huntington will not be considered as employment with Huntington for purposes of this calculation. Service with FirstMerit will be credited as described below.

After the closing, will we keep our seniority from FirstMerit?

Your documented service date from FirstMerit will carry over to Huntington for all purposes in any Huntington compensation or benefit plan in which you are eligible to participate following the closing (including, without limitation Paid Time Off (PTO) and leave eligibility), subject to certain exceptions as set forth in the merger agreement. Your documented service date from FirstMerit will also carry over to reflect years of service with Huntington.

For example, if your documented service date with FirstMerit reflects a hire date of September 30, 2000, then your Huntington service date would also reflect September 30, 2000. As a result, you would have 16 years of service with Huntington, assuming a closing date of September 30, 2016.

Does Huntington have paperless paystubs?

Yes. Huntington has paperless paystubs that may be viewed online and/or printed. W-2s are also able to be viewed online and/or printed.

Coming Together in Partnership	Page 6 of 8

We would like to know the status of our jobs with Huntington. Are they going to keep us? As a manager, I need to know how many jobs will be retained and where those jobs will be located (Akron or Columbus).

Specific employment decisions have not been made at this time. At the appropriate time, employment decisions will be communicated to all FirstMerit employees to let them know whether they will continue employment with Huntington.

If I am currently an officer with FirstMerit, will I maintain this title with Huntington assuming that I come over as a Huntington employee?

FirstMerit officer titles and Huntington officer titles are generally the same. While we have not completed an individual business by business review of officer titles, our promotions criteria and process is very similar. It is not Huntington’s intention to re-evaluate current officer titles as part of the integration process. As organizational structures and staffing decisions are finalized for each group, your responsibilities, including officer titles, may change commensurate with your ongoing role.

Will current officer titles and position levels (Position level I, II, III) be considered when offering employment at Huntington?

All jobs at FirstMerit will be appropriately mapped into existing job codes/descriptions at Huntington. Current FirstMerit functional titles may not be identical when mapped to Huntington. For example, an Analyst III at FirstMerit may be mapped to a Senior Analyst job title at Huntington.

Coming Together in Partnership	Page 7 of 8

What is the Huntington Bank holiday schedule?

Huntington’s practice is to provide paid Holiday Time to eligible employees of up to a maximum of nine (9) holidays per calendar year. Holiday Time is available for use by eligible employees on the date the Company designates for the holiday observance. Huntington provides paid Holiday Time in observance of the following nine (9) holidays on which the offices are generally closed unless otherwise communicated.

•	New Year’s Day

•	Martin Luther King Day

•	Presidents’ Day

•	Memorial Day

•	Independence Day

•	Labor Day

•	Veterans Day

•	Thanksgiving Day

•	Christmas Day

Upon closing, Huntington’s holiday schedule will be observed. Note: Huntington does not observe Columbus Day.

Important Additional Information

In connection with the proposed transaction, Huntington has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Huntington and FirstMerit and a prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF HUNTINGTON AND FIRSTMERIT ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, can be obtained, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7109.

Coming Together in Partnership	Page 8 of 8

Participants in the Solicitation

Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 10, 2016, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Coming Together in Partnership	Page 1 of 8

Coming Together In Partnership

Huntington	Customer	Employee	Submit a

Microsite	Communications	Communications	Question

Welcome to the integration page, a resource for answers to questions, updated communications and more as we work together with Huntington to create a stronger, market-leading regional bank.

As we move toward the closing of the transaction in 2016, systems integration in 2017 and beyond, you may have questions. Use the “Submit a Question” link to ask your questions and suggest topics for future communications. We will provide a response as soon as possible and answers will be posted on this page.

We will have more answers as we continue through the transaction process, updating this page with new information as we get it. Be sure to check out the FAQs below and the Latest Communication page for new information. Stay tuned.

Frequently Asked Questions (Updated: 3/16/16 1:30 pm est)

Branches              ☑

Coming Together in Partnership	Page 2 of 8

Branch Questions

We have received a few questions regarding customers that have charge-offs at Huntington but are currently in good standing with FirstMerit. Can you tell us how this will be handled?

Customers with previous charge-offs at Huntington will not be handled any differently than other customers. Their account will be converted to Huntington.

Where does Huntington order their checks from and what does a basic order of checks cost? We are currently with Harland and they lowered the count to 100 checks from 120 but kept the same pricing.

Huntington also uses Harland and the count was similarly lowered to 100 with the same pricing. Huntington checks generally range from $19 - $30 for 100 or $12 for a pack of 50.

Several customers are asking about check orders and account numbers. We have assured them that while our routing number may change, their account number will remain. We are guessing that FirstMerit checks will be honored until the customer runs out — or we be replacing all checks with Huntington ones?

Both routing and transit numbers and account numbers will change. However, FirstMerit checks will be honored until the customer runs out or on a date to be determined well after the conversion. We will communicate with customers well in advance of any changes.

When we become Huntington, will we still be able to use the banker system on the teller line? As Customer Champions, we are able to make incentive on the accounts that we open. Will we still have that opportunity with Huntington?

Tellers are very important to customer relationship management at Huntington! They do have access to the MAX customer management platform and Enterprise Sales and Service (called ESS) to support service to their customers. Tellers are a part of the Huntington Retail Incentive Plan. Each one has the opportunity to earn incentive for sales and service results.

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What type of teller system does Huntington use?

Huntington recently introduced a new teller platform. It is one of the most advanced teller systems on the market today. It is browser-based and provides front counter image capture of customer transactions.

As our FirstTouch Teller and Host (DOS-based) systems are presumably going to be taken over by whichever software Huntington is using, are we aware of what that happens to be? Metavante or Teller Insight by any chance?

The vendor for Huntington’s Teller Platform System is Argo Data Resource Corporation. You’ll hear the Teller Platform System referred to as “Teller Platform” or by the initials “TPS.”

Will we be using the Huntington teller system? If so do they have deposit tickets?

After conversion, we will be using the Huntington Teller Platform System. Although paper deposit slips can be used, many of Huntington’s customers have appreciated the convenience of the virtual deposit tickets, which do not require preparation. If a customer comes in without a deposit slip, tellers use virtual tickets to process the transaction.

Please consider allowing branch managers to continue with single person openings. With the continued right sizing of our staffing models to better align with our needs at the branch to service our customers, as branch managers we find less time to prepare, organize, review, respond, etc. to team needs, reporting needs, customer inquiries etc. With that in mind I typically arrive at the branch at least an hour early to properly set a plan for the day. I know many other managers do the same thing.

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Thanks for your suggestion. Huntington has not yet made any final decisions on branch procedures and policies. They will be reviewing them as a part of the integration over the next several months and will provide you with more information once those decisions have been made.

I am curious regarding the computer system Huntington uses for loans and deposit accounts. The FirstMerit vehicle is HOST.

Huntington’s mainframe system for deposits and consumer loans is called Hogan. They have several additional systems, including new ones to support home lending and credit card.

When will we begin to wear the new apparel? Will it be yet this year, or closer to 2017?

We are working now to determine the dates when we can allow access to the Huntington career apparel site and provide guidance on the timing to begin wearing new apparel. We do expect to have access in place so apparel can be ordered in advance of the need.

Will Huntington be keeping and extending its Apparel Allowance to FirstMerit employees after close?

The timing of the apparel allowance and access to the online ordering site will be coordinated so apparel can be ordered in advance of the need.

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Will branch staff have time to buy branch apparel before they need to begin wearing them?

We are still determining the dates when FirstMerit employees will receive logins and access to the site. We expect to have this in place so apparel can be ordered in advance of the need.

Will branch staff receive a voucher towards purchasing new branch apparel?

When we are closer to closing, customer-facing employees will receive an apparel allowance, and a login for the Career Apparel online ordering site. The site is easy to use, and employees can spend their apparel allowance on a selection of items. Apparel guidelines will also be provided to ensure a common understanding of the expectations for wearing apparel.

How far in advance will we get the allowance to purchase Huntington apparel?

Huntington hasn’t set a specific date yet, but employees will have their allowance in time to order and receive apparel prior to the rebranding/systems conversion of their branches. This will allow employees to be wearing career apparel on day one after conversion.

Are we extending the Saturday hours for branches?

In general, most of Huntington’s traditional branches have the same hours Monday through Saturday and their in-stores offices Monday through Sunday. However, there are exceptions based on the branch’s location and the customer demand in the market. Final decisions on branch locations and hours have not yet been completed. We will let you know once those decisions have been made.

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I noticed that the drive thru is open earlier than the lobby. Will we be doing the same?

In general, most branches/drive-thrus at Huntington have the same hours. However, there are exceptions based on the branch’s location and the customer demand in the market. Final decisions on branch locations and hours have not yet been completed. We will let you know once those decisions have been made.

What information is available about Huntington’s retail apparel?

In the Huntington apparel program, business professional pants, suits, skirts, belts and shoes must be black. Denim, khaki clothing or casual capri pants, shorts or cargo pants are inappropriate. Footwear that is outside of Huntington’s appropriate guidelines includes athletic shoes, slippers, moccasins, canvas/dockside shoes, flip flops, or thong-type sandals, and boots above the knee.

We are working now to determine the dates when we can allow access to the Huntington career apparel site, which includes the apparel guidelines. We do expect to have access in place so apparel can be ordered in advance of the need.

Will Huntington be closing any branches?

There will be some branch consolidations as a result of this transaction due to overlap in the current Retail branch network. In addition, in some markets, Huntington will be required to divest FirstMerit branches due to market concentration concerns. The extent of the divestiture is subject to regulatory review and approval.

Both companies’ branch distribution networks will be reviewed to determine how to give customers the most convenience and continued excellent customer service. However, no final decisions on which branches will be consolidated have been made. Huntington will proactively communicate branch consolidation information after those final decisions have been made.

In the meantime, it is important that both companies separately continue to provide a seamless experience for customers.

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Tell me more about the branches that will be divested.

The extent of the divestiture including the particular branches is subject to regulatory review and approval.

Will our current branch hours change?

Huntington is currently evaluating all branch hours to ensure that they appropriately meet the needs of our customers. Once specific operating hours for each branch have been finalized, we will share that information with you. Many of Huntington’s traditional branches are open until 2 p.m. on Saturdays to better serve our customers.

Huntington also operates branches in select Meijer grocery stores in Michigan and select Giant Eagle grocery stores in Ohio. These branches are open 7 days a week.

Can you tell us about the job titles that are available in Huntington Retail branches?

Huntington’s job titles match up well with FirstMerit’s, but have slightly different names. The following job titles are available in our traditional Retail branches: Branch Manager 1, Branch Manager 2, Assistant Branch Manager, Personal Banker, Personal Banker - Senior, Teller Supervisor, Teller, Teller – Senior, and Float Teller.

The following job titles are available in our In-store Retail branches: Banking Manager In-Store, Banking Co-Manager In-Store, Personal Banker In-Store, Personal Banker Senior In-Store and Personal Banker Team Lead In-store.

Can you tell us about career apparel at Huntington?

Huntington’s “Welcome” culture thrives on a customer-centric brand, which includes award-winning career apparel for branch colleagues. After closing, FirstMerit employees will be provided with an allowance to purchase Huntington career apparel.

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Important Additional Information

In connection with the proposed transaction, Huntington has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Huntington and FirstMerit and a prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF HUNTINGTON AND FIRSTMERIT ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, can be obtained, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7109.

Participants in the Solicitation

Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 10, 2016, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Coming Together in Partnership	Page 1 of 5

Coming Together In Partnership

Huntington	Customer	Employee	Submit a

Microsite	Communications	Communications	Question

Welcome to the integration page, a resource for answers to questions, updated communications and more as we work together with Huntington to create a stronger, market- leading regional bank.

As we move toward the closing of the transaction in 2016, systems integration in 2017 and beyond, you may have questions. Use the “Submit a Question” link to ask your questions and suggest topics for future communications. We will provide a response as soon as possible and answers will be posted on this page.

We will have more answers as we continue through the transaction process, updating this page with new information as we get it. Be sure to check out the FAQs below and the Latest Communication page for new information. Stay tuned.

Frequently Asked Questions (Updated: 3/16/16 1:30 pm est)

Product - General                    ☑

Coming Together in Partnership	Page 2 of 5

Product - General Questions

For FirstMerit employees that have deposit accounts that include special pricing and benefits, will the same benefits apply if those deposit accounts are transferred to Huntington and the FirstMerit employee transitions to Huntington as an employee?

Huntington does have deposit accounts for employees. We are currently comparing the employee account programs at both banks. We will be able to share the specifics of the employee deposit benefits when those decisions are made.

Will Huntington Bank honor the activation bonus of $150 for new checking account customers as well as pay the merit reward debit card transaction bonus for customers who opened accounts prior to conversion to Huntington Bank?

Huntington is still evaluating how FirstMerit’s products and services relate to Huntington’s products and services. However, Huntington will honor, and pay out as appropriate, any programs that a customer may qualify for prior to conversion. Final decisions on timing and whether to offer the program going forward have not been made. We will let you know once those decisions have occurred.

Does Huntington Bank offer HSA accounts to their customers?

Huntington offers Health Savings Accounts to customers through Optum Bank.

I just had a client call to ask if his new Private Banking Line of Credit will convert over to Huntington Bank. His question is that he has a plan to use the Line of Credit funds soon to start with the construction of a new home and his concern is that the Line of Credit will not be available to him after closing. Will this product be converted or at least grandfathered?

Huntington is in the process of aligning the private banking products and services of Huntington and FirstMerit. While there may be some feature and benefit differences, you should feel confident opening new FirstMerit PrivateBank Lines of Credit and having your clients draw on existing FirstMerit Lines of Credit.

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What are we to tell FMER prospects and clients regarding the future of our Merchant Services capabilities? Can prospects that sign up as new clients now expect that there will be no change to their provider or service when integration is complete?

We fully expect there will be no change to First Data as a Merchant Services provider, and that the services clients are enrolled in will continue. As with any merchant banking relationship, the clients must be AML-BSA compliant and credit-worthy.

How does Huntington handle Merchant Services? What is the likelihood that the existing FirstMerit process will be retained through the integration?

Huntington uses First Data Merchant Services for its merchant processing and provides many of the available First Data products to its clients, including Clover, Perka, Insightics and others. The integration teams will evaluate available options for Merchant Services processing going forward.

Does Huntington have a lockbox product? Is it in-house or outsourced to another institution for processing?

Huntington provides a full suite of lockbox services to its clients, including Wholesale, Retail and Wholetail lockbox. Huntington owns and operates four in-house lockbox processing locations in Columbus, Cleveland, Cincinnati and Indianapolis.

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Does Huntington have any accounts that would be similar to our Workplace Platinum accounts or do you have any accounts specified for senior citizens?

Huntington’s products and services support their FairPlay strategy. As a result, they provide Asterisk Free Checking, 24-Hr Grace, All Day Deposits, No Fee for ODP Transfers, and favorable rates and pricing across their products. These are offered to all of their customers. They don’t provide discounts or products for specific employers or customer segments, such as senior citizens.

What happens to our customers who sign up for a 12-month Rewards Master Card (or even the standard card)? Will the credit cards still be honored with the 0% APR for 12 months (or 6 on the standard) and the balance transfer at 0% within the first 30 days?

All introductory promotional APR offers will be honored to customers who have signed up for the FirstMerit credit card. Huntington is still evaluating how FirstMerit’s products and services relate to Huntington’s products and services. Huntington has not yet made any final decisions on existing credit card products, but we will let you know once those decisions have been made. In Huntington’s Voice Credit Card portfolio, they routinely provide a Balance Transfer offer for 12 months at 0% with a 3% one-time fee.

What will happen to their FirstMerit Credit Card once we become Huntington Bank? Will the FirstMerit Credit Card automatically turn into a Huntington Bank Credit Card?

Huntington is still evaluating how FirstMerit’s products and services relate to Huntington’s products and services. Final decisions on credit card products have not yet been made, but we will let you know once those decisions have been made.

Important Additional Information

In connection with the proposed transaction, Huntington has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Huntington and FirstMerit and a prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This

Coming Together in Partnership	Page 5 of 5

communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF HUNTINGTON AND FIRSTMERIT ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, can be obtained, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7109.

Participants in the Solicitation

Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 10, 2016, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Coming Together in Partnership	Page 1 of 4

Coming Together In Partnership

Huntington	Customer	Employee	Submit a

Microsite	Communications	Communications	Question

Welcome to the integration page, a resource for answers to questions, updated communications and more as we work together with Huntington to create a stronger, market-leading regional bank.

As we move toward the closing of the transaction in 2016, systems integration in 2017 and beyond, you may have questions. Use the “Submit a Question” link to ask your questions and suggest topics for future communications. We will provide a response as soon as possible and answers will be posted on this page.

We will have more answers as we continue through the transaction process, updating this page with new information as we get it. Be sure to check out the FAQs below and the Latest Communication page for new information. Stay tuned.

Frequently Asked Questions (Updated: 3/16/16 1:30 pm est)

Real Estate                     ☑

Coming Together in Partnership	Page 2 of 4

Real Estate Questions

I understand that Huntington’s Troy HQ may be close to, or at, capacity, leading to my question as to where FirstMerit’s Southfield employees will ultimately be housed?

Huntington is currently in the process of evaluating the organizational structure in Eastern Michigan that will be put in place once the merger is complete, including the space needed in the Troy and Southfield buildings. We will let you know once a final decision has been made.

What is the plan for the physical building that is known as the Mortgage Corp?

Huntington is currently in the process of evaluating the mortgage group that will be put in place once the merger is complete, including space needed. We will let you know once a final decision has been made.

I understand there is a plan underway to relocate some of the staff on the Flint campus, due to the sale of the North building to the University of Michigan – Flint. I’m not sure if all plans have been finalized, as far as who is moving where, but regardless, I’m sure there is a commitment to the university to vacate the North building by a certain date. Will some of the previous plans for renovations of the Flint campus plans be put on hold until it’s determined how much space is needed? Perhaps staff will be moved to temporary locations to accommodate the sale of the building, and moved again pending later decisions?

Huntington has not yet made any final decisions on the Flint buildings. We will provide you with more information once those decisions have been made.

I understand portions of the Flint campus have been sold and we have a definitive date to exit the North building. My question is regarding the upgrades and improvements schedule through 2016 for the West Building. Have those plans been put on hold or modified? It will be important to understand this as many areas are cleaning, purging and preparing to move.

First Merit is in contract to sell the North building to the University of Michigan sometime in Q2 and will relocate our employees into remaining buildings and vacate the North building by Q4. Renovations are in process and FirstMerit will continue to prepare the space for its

Coming Together in Partnership	Page 3 of 4

employees and complete their move. As for other Flint buildings Huntington has not yet made any final decisions. We will provide you with more information once those decisions have been made.

The north building has been sold to U of M College — this is the building we house our files in and they need to be moved. We have not been informed where these files are going. Has there been any decision on where these will be housed? These are essential to our job here in Downtown Flint.

FirstMerit is in contract to sell the North building to the University of Michigan some time in second quarter and plans to relocate our employees in phases, vacating the North building by fourth quarter. Renovations are in process and FirstMerit will continue to prepare the space for our employees and complete the move. You will get more information from the FirstMerit Facilities team regarding your files at a later time.

Important Additional Information

In connection with the proposed transaction, Huntington has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Huntington and FirstMerit and a prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF HUNTINGTON AND FIRSTMERIT ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, can be obtained, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7109.

Coming Together in Partnership	Page 4 of 4

Participants in the Solicitation

Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 10, 2016, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.